Exhibit 99.5

PROPOSAL FROM THE BOARD OF DIRECTORS

TO THE ANNUAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING

TO BE HELD ON APRIL 12, 2007.

Dear Shareholders,

The Board of Directors of Perdigão S.A. (“Company”) hereby submit to you the following proposals to be considered at the Annual Ordinary and Extraordinary Shareholders’ Meeting, to be held on April 12, 2007:

1. To approve the following allocation of the Net Income for the Fiscal Year 2006:

Fiscal Year Net Income to be allocated
Legal Reserve	R$	5,723,631.78
Reserve for Capital Increase	R$	22,894,527.10
Expansion Reserve	R$	50,678,576.64
Dividends	R$	3,675,900.00
Interest on Company Capital	R$	31,500,000.00
Total	R$	114,472,635.52

2. To ratify the resolutions of the Board of Directors taken ad referendum of the General Shareholders’ Meeting, with respect to distribution of remuneration to the shareholders as follows: (i) resolution of December 21 2006, with respect to distribution in the form of interest on company capital for a gross value per share of R$0.19030166 and total gross value of interest on company capital of R$31,500,000.00 (thirty-one million, five hundred thousand Reais), and (ii) resolution of February 14, 2007 with respect to the distribution of dividends to shareholders for the gross value per share of R$0.02220730 and total gross value of R$3,675,900.00 (three million, six hundred and seventy-five thousand, nine hundred Reais), corresponding to the above mentioned payments equivalent to the total value of 30.73% of the adjusted net income for the fiscal year pursuant to Article 202 of Law 6,404/76, for the purposes of the mandatory minimum dividend.

3. Amendment to the Company’s Bylaws

The proposal for amending the Bylaws is to alter Section 20 to adjust the number of directors of the Company, increasing this limit of not more than 8 (eight) to not more than 15 (fifteen) directors. This change reflects the Company management’s new structure, which it is intended to adopt.

It is proposed to include a sole paragraph to Section 44, with the following propose amendment: Section 44 - Sole paragraph. With the exception of those Public Offerings for delisting from the New Market and/or cancellation of registration as a publicly held company, the holding of a unified Public Offering may only be executed by a Company shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Company, pursuant to the provision in Section 37.

4. To elect the members of the Board of Directors.

5. To elect the Fiscal Council/Audit Committee.

6. To approve the compensation of the Management for the current fiscal year for the  annual aggregate amount of no more than R$3,255,125.11 (three million, two hundred  and fifty-five thousand, one hundred and twenty-five Reais and eleven cents), including the additional of own montly fee compensation payment in the month of December for Perdigão SA.

7. To ratify the total aggregate annual compensation, including the additional compensation payment for the month of December 2007 for the management of the Perdigão Companies in the value of R$13,838,003.62 (thirteen million, eight hundred and thirty-eight thousand, and three Reais and sixty-two cents).

The foregoing constitutes the proposal which the Board expects will be approved by the shareholders.

Any shareholders of the Company who are interested accessing information or clarifying doubts on the foregoing proposals may contact the Company’s Investor Relations office at 55 11 3718-5301/5306/5791/5465 or by e-mail: acoes@perdigao.com.br.

São Paulo (SP), February 26 2007.

EGGON JOÃO DA SILVA	LUIS CARLOS FERNANDES AFONSO

FRANCISCO FERREIRA ALEXANDRE	JAIME HUGO PATALANO

SERGIO WILSON FERRAZ FONTES	ALMIR DE SOUZA CARVALHO

CLAUDIO SALGUEIRO GARCIA MUNHOZ

PROPOSTA JUSTIFICATIVA DO CONSELHO DE ADMINISTRAÇÃO PARA A ASSEMBLÉIA GERAL ORDINÁRIA E EXTRAORDINÁRIA A SER REALIZADA NO DIA 12.04.2007